Exhibit 99.2

Celulosa Arauco y Constitución S.A.

Third Quarter 2012 Results

November 23rd, 2012

Flakeboard mill located in Sault Ste. Marie, Ontario, Canada

Interim Review Third Quarter 2012 Results

November 23rd, 2012

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Third Quarter 2012 Results

November 23rd, 2012

HIGHLIGHTS

•

Arauco’s consolidated sales reached US$ 1,031.2 million during the third quarter of 2012, a decrease of 0.5% compared to the US$ 1,036.7 million obtained in the second quarter of 2012. This decrease is mainly explained by lower sales of our pulp division by 3.2%

•

During the third quarter of 2012, consolidated Adjusted EBITDA reached US$ 188.9 million, a decrease of 17.6% compared to the US$ 229.4 million Adjusted EBITDA obtained during the second quarter of 2012

•

Arauco’s consolidated net income for the third quarter of 2012 reached a loss of US$ 56.7 million, a decrease of US$ 120.2 million compared to the US$ 63.5 million obtained in the second quarter of the year, mainly explained by an extraordinary recognition of US$ 129.0 million recorded under Income Tax. This one-time effect obeys to Chilean Law Decree N°20.630 that increases Corporate Tax to 20%, and its impact over Deferred Tax liabilities is registered in our Income Statement

•

Capital expenditures during the third quarter of 2012 reached US$ 372.4 million, an increase of 88.8% when compared to the US$ 197.2 million invested during the second quarter of 2012. This third quarter includes the Flakeboard acquisition for US$ 242.5 million

Key Figures

In U.S. Million	3Q 12	2Q 12	3Q 11	QoQ	YoY	YTD 2012	YTD 2011	YoY

Sales	1,031.2	1,036.7	1,115.2	-0.5%	-7.5%	3,078.4	3,338.5	-7.8%
Cost of sales	(775.8)	(737.4)	(750.6)	5.2%	3.4%	(2,237.8)	(2,120.0)	5.6%
Gross margin	255.4	299.4	364.6	-14.7%	-29.9%	840.6	1,218.5	-31.0%
Operating income (1)	24.8	72.0	113.9	-65.5%	-78.2%	174.6	543,8	-67.9%
Net income	-56.7	63.5	81.3	—	—	58.8	440,9	-86.7%
Adjusted EBITDA	188.9	229.4	250.4	-17.6%	-24.6%	609.2	943,1	-35.4%
Adjusted EBITDA mg.	18.3%	22.1%	22.5%	-17.2%	-18.4%	19.8%	28,2%	-29.9%
LTM(2) Adj. EBITDA	973.8	1,035.3	1,371.7	-5.9%	-29.0%	973.8	1,371.7	-29.0%
LTM Adj. EBITDA Mg	23.7%	24.7%	31.4%	-4.0%	-24.6%	23.7%	31.4%	-24.6%
CAPEX	372.4	197.2	275.6	88.8%	35.1%	854.3	653.0	30.8%
Net financial debt	3,978.9	3,480.3	2,675.4	14.1%	48.4%	3,978.9	2,675.4	48.4%
Net financial debt / LTM Adj. Ebitda	4.1x	3.4x	2.0x	21.0%	109.5%	4.1x	2.0x	109.5%
LTM ROCE (4)	3.2%	4.9%	8.1%	-34.5%	-60.8%	3.2%	8.1%	-60.8%

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	Capitalization = Financial debt + Shareholder’s Equity
(4)	LTM ROCE = LTM EBIT (1-Tax) / Working capital + Fixed assets

Interim Review Third Quarter 2012 Results

November 23rd, 2012

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	3Q 2012		2Q 2012		3Q 2011

Pulp	491.4	47.7%	507.6	49.0%	522.6	47.3%
Panels	303.7	29.4%	299.7	28.9%	346.0	31.4%
Sawn Timber	192.6	18.7%	175.8	17.0%	191.2	17.3%
Forestry	35.8	3.5%	45.7	4.4%	38.0	3.4%
Others	7.7	0.7%	7.9	0.8%	5.9	0.5%

TOTAL	1,031.2	100%	1,036.7	100%	1,103.7	100%

Consolidated Sales

Arauco’s consolidated sales for the third quarter of 2012 reached US$ 1,031.2 million, slightly lower than the US$ 1,036.7 million obtained during the second quarter of 2012. The main variances during this quarter were (i) a decrease in total sales of our pulp business, with a 5.2% decrease in average sales price, partially offset by a 2.8% increase in sales volume; and (ii) an increase in sawn timber products, mainly explained by a 4.8% increase in sales volumes and a 5.8% increase in average sales prices.

Compared to the US$ 1,103.7 million obtained in the third quarter of 2011, consolidated sales were 7.5% lower mainly explained by a general decrease in average price sales of pulp, panels and sawn timber.

Sales by Business Segment 3Q 2012

(1)	Pulp and Panels divisions sales include Energy

Interim Review Third Quarter 2012 Results

November 23rd, 2012

Production

During the third quarter of this year, production volume of our Pulp business remained stable at 726,000 Adt, a 0.6% decline compared to the 732,000 Adt produced in the previous quarter. During the second quarter there was a programmed maintenance stoppage in our Constitution and Licancel mills in May and April respectively, while during our third quarter there was a programmed stoppage at our Nueva Aldea mill. Production volume in our panels division increased 9.8% when compared to the second quarter of 2012 mainly as a result of the start-up of our new Teno mill in July. The production volume from our Sawn timber division remained stable at 659,000 m3, only 0.2% below the previous quarter.

Production by Business Segment

Interim Review Third Quarter 2012 Results

November 23rd, 2012

EBITDA Composition

In U.S. Million	3Q 12	2Q 12	3Q 11	QoQ	YoY	YTD 2012	YTD 2011	YoY

Net Income	(56.7)	63.5	81.3	—	-169.8%	58.8	440.9	-86.7%
Financial costs	45.1	45.3	47.3	-0.5%	-4.7%	148.5	151.4	-1.9%
Financial income	(4.0)	(4.4)	(9.7)	-9.3%	-59.2%	(12.9)	(21.1)	-39.1%
Income Tax	148.7	4.1	16.4	—	—	162.1	110.0	47.3%
EBIT	133.0	108.5	135.2	22.6%	-1.6%	356.5	681.2	-47.7%
Depreciation & amortization	60.6	58.1	55.9	4.3%	8.4%	176.3	170.5	3.4%
EBITDA	193.7	166.6	191.1	16.2%	1.3%	532.8	851.7	-37.4%
Fair value cost of timber harvested	79.7	79.4	87.2	0.5%	-8.6%	232.2	251.9	-7.9%
Gain from changes in fair value of biological assets	(94.1)	(33.5)	(57.6)	180.5%	63.4%	(171.5)	(172.5)	-0.6%
Exchange rate differences	9.6	17.0	29.6	-43.5%	-67.6%	15.8	12.0	31.5%
Adjusted EBITDA	188.9	229.4	250.4	-17.6%	-24.6%	609.2	943.1	-35.4%

EBITDA

Consolidated Adjusted EBITDA for the third quarter of 2012 was US$ 188.9 million, 17.6% lower than the US$ 229.4 million reached during the previous quarter. The main reason of this decrease may be explained by lower sales revenue of 0.5%, an increase in cost of sales of 5.2%, and higher total distribution costs of 6.6%, partially offset by lower administration costs of 3.3%.

Consolidated Adjusted EBITDA for the third quarter of 2012 was 24.6% lower than the US$ 250.4 million reached in the same period of 2011.

Adjusted EBITDA Variation by Business Segment 2Q 12—3Q 12

(In US$ Million)

Interim Review Third Quarter 2012 Results

November 23rd, 2012

Operating Income

Arauco’s consolidated operating income during the third quarter of the year reached US$ 24.8 million, a decrease of 65.5% or US$ 47.2 million compared to the US$ 72.0 million obtained during the second quarter of 2012. This is explained mainly by higher Cost of Sales of 5.2% and higher Selling and Administrative Expenses of 1.4%.

During the third quarter of 2012, Arauco’s consolidated operating income was 78.2% or US$ 89.1 million lower than the US$ 113.9 million reached in the same quarter of 2011. This is a consequence of a decrease in Gross Margin by 29.9% or US$109.2 million, partially offset by a decrease in Selling and Administrative Expenses by 8.0% or US$ 20.1 million.

In terms of costs, during the third quarter of the year we had a decrease in Unitary Cost of Sales for bleached softwood pulp of 1.8%, and also a decrease in unbleached softwood pulp of 2.7%. Our Unitary Cost of Sales for bleached hardwood pulp increased 2.2%.

Net Income

Net income for the third quarter of 2012 was a loss of US$ 56.7 million, a decrease of US$ 120.2 million compared to the US$ 63.5 million obtained in the second quarter of the year. This loss is mainly explained by an increase in Income Taxes of US$ 144.6 million due to the Law Decree N°20.630 in Chile, published on September 27th, 2012 that increases Chilean Corporate Tax to 20%. As a result, there was an adjustment in Deferred Tax Liabilities and Assets that impacted our Income Statement with a one-time effect of US$ 129.0 million in Income Taxes. During this quarter Net Income was positively affected by an increase in the fair value of biological assets, that included an adjustment which increased US$ 60.5 million when compared with the previous quarter.

Compared to the US$ 81.3 million obtained in the third quarter of 2011, consolidated net income was US$ 138.0 million lower during the third quarter of 2012, mainly explained by the Income Tax effect previously mentioned, and lower Operating Income of US$ 89.1 million.

Net Income Variation by Item 2Q 12 - 3Q 12

(In US$ Million)

Operating income	= Gross margin – Distribution costs – Administration expenses
Non-Operating income

=  Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Third Quarter 2012 Results

November 23rd, 2012

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached US$ 491.4 million (including energy sales) for the third quarter of 2012, a decrease of 3.2% compared to the previous quarter. This increase was mainly due to lower average prices of 5.2%, partially offset by higher sales volume of 2.8%.

When compared with the US$ 522.6 million (including energy sales) reached in the same quarter of 2011, pulp sales decreased 6.0%. This decrease is mainly explained by lower average prices of 18.8%, partially offset by higher sales volume of 11.9%.

During the third quarter of 2012 the downward trend in prices that began in the previous quarter was confirmed. The main reason behind this drop was the lower demand for paper which triggered temporary closures of paper production. This situation causes two effects: (i) less paper production and therefore less demand for its raw material (pulp), and (ii) more pulp supply because of the stoppage of integrated paper producers that continue with its pulp production that is sold to the market. Both effects brought an oversupply to the market. Nonetheless, at the end of this third quarter there was an initial positive change in price and demand trends.

Despite the abovementioned reasons, we should consider the seasonality in paper demand in the Northern Hemisphere during the summer. During these months the demand for paper usually declines (and so does production). It is common to observe annual stoppages of production lines during vacations especially in July and August. In September demand usually returns to normal levels.

The demand in China also experienced the seasonality of low demand during summer and in addition an oversupply of pulp coming from shipments to China that would have normally been sent to other importing countries. The Chinese economy continues to adjust, slowing the expansion of the paper market, especially in commodity paper for printing and writing. Other type of paper, tissue and especially paper were less affected. The oversupply of long fiber caused by the exports of pulp from Europe to China continued, however, the growth rate of such exports has decreased because of rising freight costs from Europe to China.

Europe is the most depressed market and has had the biggest adjustments in paper production and oversupply especially in long fiber. Long Fiber produced in Nordic countries has become more competitive reaching regions such as South of Europe, where in the past have not been present due to lack of competitiveness or because of better alternatives. In general Europe the economy did not show improvements and as a consequence the low demand for paper and the installed overcapacity of paper production continues being one of the main concerns.

The Middle East and Latin American markets had normal levels of demand but prices follow international trends, especially Middle East where producers from Europe, Brazil and North America may be competitive. For many producers it would normally be more difficult to be competitive in the Latin American market, however, some Nordic producers were able to ship long fiber to this market.

Interim Review Third Quarter 2012 Results

November 23rd, 2012

2- Sawn Timber Division

Our Sawn Timber division had total sales of US$ 192.6 million for the third quarter of 2012, representing a 9.6% increase compared to the previous quarter. This decrease was mainly due to higher average prices and volume sales of 5.8% and 4.8% respectively.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales remained stable, with an increase of 0.7%, mainly due to higher sales volume of 2.4%, partially offset by lower average prices of 0.5%.

The real estate and construction sectors in the United Sates have shown a positive upward trend during the third quarter of 2012. The housing starts index reached in September 872,000 units per year, that is, a 34.8% increase compared to September, 2011. Current construction levels, however, continue to be low when compared to the average of the past ten years. During the third quarter of 2012 the sales price of moldings in the United States had a small improvement when compared to the second quarter of this year.

During the third quarter of this year markets in general showed a small decline. Sales volumes were stable but with a pressure for a decline in prices. Also, in this third quarter the stock of logs in China were in line with demand, achieving stable prices for logs and wood.

3- Panels Division

Panel’s sales (including energy sales) reached US$ 303.7 million in the third quarter of this year, an increase of 1.3% when compared to the US$ 299.7 million obtained in the second quarter of the year. This increase is mainly explained by an increase in sales volume and average sales prices of 2.1% and 0.9%, respectively.

Compared with the same quarter of 2011, sales were 12.2% lower. This decrease in sales can be explained by lower volume sales of 6.1% and lower average prices of 5.0%. The decrease in sales volume is mainly explained by the closure of our Curitiba mill in December 2011 and the Nueva Aldea plywood mill destroyed in a fire in January 2012, partially offset by the consolidation of our Moncure plant acquired in January 2012.

Our Plywood’s sales volume to end-clients strongly declined compared to the same period in 2011, mainly caused by a market adjustment related to a lower supply in the market.

In the case of MDF panels sales volume increased in line with an active market in Latin America.

Particleboard panels sales volume had a slight increase compared to the same period of 2011, mainly explained by the Zarate mill in Argentina that resolved its operational issues it had in the previous quarter, and volume production after the start-up of our new Teno milll.

Hardboard panels sales volume had a small increase when compared to the third quarter 2011, driven mainly by more sales of value added products to Mexico.

Interim Review Third Quarter 2012 Results

November 23rd, 2012

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,558.6 million at the end of the third quarter of 2012, a decrease of 0.9% or US$ 24.0 million compared to the US$ 2,582.7 million obtained in the second quarter of 2012. When compared with the US$ 2,633.0 million reached in the same period last year, there was a decrease of 2.8% or US$ 74.4 million.

•	Cash and cash equivalents:

As of September 2012 our cash balance reached US$ 370.3 million, a decrease of 21.4% or US$ 100.6 million when compared to the US$ 470.8 million reached in the previous quarter, mainly due to an increase in Investing Activities, which includes among other items the acquisition of Flakeboard for US$ 242.5 million. Our cash generation from Operating Activities increased 47.8%, or US$ 38.9 million. Our Financing Activities provided funds for US$ 164.4 million, including pre-export financing loans raised during the quarter.

When compared to the third quarter of 2011, our cash and equivalents were at similar levels, reaching US$ 377.5 million, higher by 1.9% or US$ 7.2 million than that of September 2012.

•	Accounts receivables:

Accounts receivables reached US$ 776.5 million during the third quarter of 2012, an increase of 1.9% or US$ 14.5 million compared to the second quarter of the year. When compared to the same quarter of 2011, accounts receivables decreased 4.8% or US$ 39.4 million.

Non-Current Assets

Non-current assets reached US$ 10,885.6 million at September 2012, an increase of 5.2% or US$ 535.1 million compared to the second quarter of the year. When compared with the US$ 9,584.8 million reached in the same period last year, there was an increase of 13.6% or US$ 1,300.8 million.

Interim Review Third Quarter 2012 Results

November 23rd, 2012

Financial Debt

Arauco’s consolidated financial debt as of September 30, 2012 reached US$ 4,340.6 million, an increase of 9.9% or US$ 389.5 million when compared to June 2012. This increase is mainly explained by the consolidation of Flakeboard’s debt of approximately US$ 185 million and the use of pre-export financing loans.

When compared to September 2011, our financial debt increased 42.2% or US$ 1,287.8 million. This was mainly due to the issuance of the US$ 500 million 144A/RegS in January 2012, a bank loan for US$ 200.0 million obtained in December 2011, the issuance of a US$ 232.0 million in local bonds in April 2012, the consolidation of Flakeboard’s debt, and use of pre-export financing loans, partially offset by the payment of Yankee bonds of US$ 387.0 million in September 2011.

Our consolidated net financial debt increased 14.1% or US$ 490.0 million when compared with June 2012. Compared with the same quarter of 2011, our consolidated net financial debt increased 48.4% or US$ 1,295.0 million.

During October and November of 2012 Arauco signed revolving committed liquidity facilities for an aggregate of US$ 320 million and composed by two tranches. First tranche is for approximately US$ 80 million and is denominated in Unidades de Fomento, subscribed with a local Chilean bank. The second tranche is for US$ 240 million and was subscribed with a club of four banks. Both facilities have a three-year tenor. These committed lines have not been used and are part of Arauco’s adoption of best practices in terms of liquidity strategy.

Financial Debt

In U.S. Million	September 2012	June 2012	September 2011

Short term financial debt	708.5	199.6	271.9
Long term financial debt	3,632.1	3,751.6	2,780.9
TOTAL FINANCIAL DEBT	4,340.6	3,951.2	3,052.8

Cash and cash equivalents	370.3	470.8	377.5
NET FINANCIAL DEBT	3,970.4	3,480.3	2,675.4

Financial Debt Profile

(In U.S. Million)

Interim Review Third Quarter 2012 Results

November 23rd, 2012

FINANCIAL RATIOS

Financial Ratios

	3Q 12	2Q 12	3Q 11	YTD 2012	YTD 2011
Profitability
Gross margin	24.8%	28.9%	32.7%	27.3%	36.5%
Operating margin	2.4%	6.9%	10.2%	5.7%	16.3%
LTM(1) Adjusted EBITDA margin	18.3%	22.1%	22.5%	19.8%	28.2%
ROA (EBIT / Total assets)	4.0%	3.3%	4.3%	3.6%	7.2%
LTM ROCE (EBIT x (1–tax rate) / (WorkingCap+Fixed assets)	3.2%	5.8%	8.1%	3.2%	8.1%
ROE (Net income / Equity)	-3.3%	3.6%	4.6%	1.1%	8.4%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	5.0x	5.3x	7.2x	5.0x	7.2x
Net financial debt / Adjusted EBITDA LTM	4.1x	3.4x	2.0x	4.1x	2.0x
Financial debt / Total capitalization(2)	32.3%	34.3%	27.9%	32.3%	27.9%
Net financial debt / Total capitalization	38.6%	36.2%	30.5%	38.6%	30.5%
Financial debt / Shareholders’ equity	63.5%	57.3%	44.5%	63.5%	44.5%
Net financial debt / Shareholders’ equity	58.1%	50.5%	39.0%	58.1%	39.0%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

Interim Review Third Quarter 2012 Results

November 23rd, 2012

THIRD QUARTER AND SUBSEQUENT EVENTS

Arauco closed its Flakeboard acquisition

On Monday September 24, ARAUCO officially acquired Flakeboard – a company that runs seven panel mills in USA and Canada- for a sum of US$ 242.5 million. The mills have a joint annual capacity of 1,200,000 cubic meters of MDF, 1,100,000 cubic meters of particleboard and 180,000 cubic meters of melamine. This operation grants ARAUCO the possibility to consolidate its position as one of the world’s main producers of panel boards.

Forestry Division under FSC Audit

During October and after three weeks of work, Woodmark’s auditing team finished its ground review of ARAUCO’s forestry operations under the FSC standard (Forest Stewardship Council). For ARAUCO, this auditing represents a challenge that has allowed the company to develop 40 new forest managing practices which main purpose is to improve work conditions, increase environmental protection and enhance dialogue and participation. The outcome of the audit process will be received in a term from 60 to 90 days after the consultation has concluded.

ARAUCO signed US$ 320 million in revolving committed facility lines

During October and November of 2012 Arauco signed revolving committed liquidity facilities for an aggregate of US$ 320 million, composed by two tranches. The first tranche is for approximately US$ 80 million, denominated in Unidades de Fomento, and was subscribed with a local Chilean bank. The second tranche is for US$ 240 million and was closed with a club of four banks. Both facilities have a three-year tenor.

Refinancing of Flakeboard’s Debt

On November 1st our new subsidiary Flakeboard refinanced its financial debt of US$ 185 million with a new unsecured US$ 150,000,000 facility. This new loan is guaranteed by Arauco and has a tenor of 5 years with a 3-year grace period. The deal was composed by a club of three banks.

Interim Review Third Quarter 2012 Results

November 23rd, 2012

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	3Q 12	2Q 12	3Q 11

Revenue	1,031.2	1,036.7	1,115.2
Cost of sales	(775.8)	(737.4)	(750.6)
Gross Income	255.4	299.4	364.6
Other operating income	129.3	58.4	63.2
Distribution costs	(115.8)	(108.6)	(144.0)
Administrative expenses	(114.8)	(118.7)	(106.8)
Other operating expenses	(15.4)	(13.2)	(14.0)
Other income (loss)	(0.0)	16.3	0.0
Financial income	4.0	4.4	9.7
Financial costs	(45.1)	(45.3)	(47.3)
Participation in (loss) profit in associates and joint ventures accounted through equity method	3.9	(8.1)	1.8
Exchange rate differences	(9.6)	(17.0)	(29.6)
Income Before Income Tax	91.9	67.5	97.7
Income tax	(148.7)	(4.1)	(16.4)
Net Income	(56.7)	63.5	81.3
Profit attributable to non-parent company	1.5	1.3	3.1
Profit attributable to parent company	(58.2)	62.1	78.2

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2012 Results

November 23rd, 2012

Consolidated Balance Sheet

In U.S. Million	3Q 12	2Q 12	3Q 11

Cash and cash equivalents	370.3	470.8	377.5
Other financial current assets	0.9	0.0	0.0
Other current non-financial assets	249.8	228.0	221.2
Trade and other receivables, net	776.5	762.1	815.9
Related party receivables	7.8	5.9	87.5
Inventories	844.3	807.8	819.1
Biological assets, current	221.5	242.3	258.1
Tax receivables	72.6	50.9	39.7
Non-current assets classified as held for sale	14.9	14.9	14.1
Total Current Assets	2,558.6	2,582.7	2,633.0
Other non-current financial assets	65.6	42.8	66.9
Other non-current and non-financial assets	111.8	105.5	0.0
Non-current receivables	132.8	109.5	8.2
Investments accounted through equity method	1,007.7	959.1	606.3
Intangible assets	19.0	16.3	17.5
Goodwill	59.1	55.1	59.8
Property, plant and equipment	5,853.7	5,480.5	5,198.4
Biological assets, non-current	3,488.9	3,444.4	3,498.7
Deferred tax assets	147.0	137.3	128.8
Total Non-Current Assets	10,885.6	10,350.5	9,584.8
TOTAL ASSETS	13,444.2	12,933.1	12,217,8

Other financial liabilities, current	710.6	203.3	276.6
Trade and other payables	474.9	423.2	401.8
Related party payables	11.8	13.2	11.0
Other provisions, current	9.6	9.4	8.1
Tax liabilities	2.0	2.4	59.5
Current provision for employee benefits	3.9	3.5	3.2
Other current financial liabilities	88.9	93.1	224.2
Total Current Liabilities	1,301.7	748.1	984.2
Other non-current financial liabilities	3,638.6	3,763.7	2,787.6
Other non-current provisions	11.5	11.6	8.8
Deferred tax liabilities	1,413.9	1,262.6	1,330.3
Non-current provision for employee benefits	42.5	38.8	34.5
Other non-current financial liabilities	108.4	109.4	120.6
Total Non-Current Liabilities	5,214.9	5,186.2	4,281.7
Non-controlling participation	76.4	79.5	95.2
Net equity attributable to parent company	6,851.3	6,919.4	6,856.7
TOTAL LIABILITIES AND EQUITY	13,444.2	12,933.1	12,217.8

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2012 Results

November 23rd, 2012

Consolidated Statement of Cash Flows

In U.S. Million	3Q 12	2Q 12	3Q 11

Collection of accounts receivables	1,065.0	1,230.9	1,372.7
Collection from insurance claims	70.0	51.6	0.0
Other cash receipts (payments)	70.4	65.4	73.1
Payments of suppliers and personnel (less)	(1,018.8)	(1,085.8)	(1,103.7)
Dividends and other distributions received	1.9	2.1	(0.0)
Interest paid and received	(50.2)	(26.3)	(61.2)
Income tax paid	(18.4)	(156.7)	(30.0)
Other (outflows) inflows of cash, net	0.3	(0.1)	(0.3)
Net Cash Provided by (Used in) Operating Activities	120.1	81.2	250.5
Capital Expenditures	(372.4)	(197.2)	(275.6)
Other investment cash flow	(15.1)	(3.5)	16.4
Net Cash Provided by (Used in) Investing Activities	(387.5)	(200.7)	(259.2)
Proceeds from borrowings	368.9	505.6	155.7
Repayments of borrowings	(199.6)	(276.9)	(464.6)
Dividends paid	(4.7)	(172.0)	(4.3)
Other inflows of cash, net	(0.1)	(0.2)	0.4
Net Cash Provided by (Used in) Financing Activities	164.4	56.4	(312.9)
Total Cash Inflow (Outflow) of the Period	(103.1)	(63.1)	(321.5)
Effect of exchange rate changes on cash and cash equivalents	2.5	0.3	(22.2)
Cash and Cash equivalents, at beginning of the period	470.8	538.0	721.2
Cash and Cash Equivalents, at end of the Period	370.3	470.8	377.5

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties. many of which are outside Arauco’s control. which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission. specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof. and the Arauco assumes no obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information. please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494